EXHIBIT 11


                  BROAD NATIONAL BANCORPORATION
               COMPUTATION OF NET INCOME PER SHARE


                                         Year Ended December 31,
                                      1996     1995(1)   1994(1)
                                         (Dollars In Thousands,
                                        Except Per Share Amounts)
PRIMARY:
  Average number of common shares
     outstanding. . . . . . . . .            4,561,066            3,245,081      3,164,227
  Assumed exercise of options outstanding       88,712               56,641          4,164
  Average number of common shares and
     common share equivalents outstanding    4,649,778            3,301,722      3,168,391

  Net income  . . . . . . . . . .           $5,273,146           $4,419,660     $4,688,711
  Less:  Cumulative Preferred Dividends. . .         0              579,548        613,933
  Net income available to common
     shareholders . . . . . . . .           $5,273,146           $3,840,112     $4,074,778

PRIMARY EARNINGS PER COMMON SHARE: . . . .  $     1.13           $     1.16     $     1.29

ASSUMING FULL DILUTION:
  Average number of common shares
     outstanding. . . . . . . . .            4,561,066            3,245,081      3,164,227
  Assumed exercise of options outstanding      120,102               68,192         17,396
  Assumed conversion of preferred shares       110,067            1,421,305      1,494,400
  Adjusted average number of common
     shares outstanding . . . . .            4,791,235            4,734,578      4,676,023
  Net income. . . . . . . . . . .           $5,273,146           $4,419,660     $4,688,711

FULLY DILUTED EARNINGS PER COMMON SHARE: . .$     1.10           $     0.93     $     1.00



(1) All share and per share amounts have been restated to reflect the 10% stock dividend which was distributed October 3, 1996.